Exhibit 21.1

The following is a list of the Company’s current subsidiary, which is wholly owned:

Subsidiary Name	Organized Under The Laws Of
Ezenia International, Inc.	Massachusetts

The following are subsidiaries of Ezenia International, Inc. all of which are wholly-owned:

Subsidiary Name	Organized Under The Laws Of
Ezenia Latin America, Inc.	Massachusetts